

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Joseph Listengart
Vice President, General Counsel and Secretary
Kinder Morgan Holdco LLC
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Kinder Morgan Holdco LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2011**
> **File No. 333-170773**

Dear Mr. Listengart:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page F-1

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-115

1. We have considered your response to prior comment 20 but do not concur. Simply referring to the costs incurred table is not sufficiently responsive to the requirement of Item 1203. Please revise your response to discuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures, such as further disclosure on the 9.3 million barrels of PUD reserves added in 2009 and the fact that over 42% of your total reserves are classified as proved undeveloped as of December 31, 2009 compared to approximately 32% in 2008. In addition, this information should all be in the same location in the document which would be on page F-121 of the current amendment. Please see paragraphs (a-d) of Item 1203.

Exhibit 99.1

2. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." With a view toward possible disclosure, please explain to us the basis for concluding that such methods have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such methods.

You may contact Yong Kim, Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Engineer, at (202) 551-3703, if you have questions concerning the engineering comments. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Gary W. Orloff
       Bracewell & Giuliani LLP